NusaTrip Incorporated

28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A,

RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan

Daerah Khusus Ibukota,

Jakarta 12930, Indonesia

February 12, 2025

U.S. Securities & Exchange Commission

Office of Energy & Transportation

Division of Corporation Finance

100 F Street, NE

Attn: Timothy Levenberg and Kevin Dougherty

Re:	NusaTrip Incorporated
Registration Statement on Form S-1
Initially Filed November 19, 2024, as amended
File No. 333-283323

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NusaTrip Incorporated. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on February 14, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Tjin Patrick Soetanto
Tjin Patrick Soetanto
Chief Executive Officer

cc:	Loeb & Loeb LLP
VCL Law LLP